MERITAGE HOSPITALITY GROUP INC.
3210 Eagle Run Drive NE, Suite 100
Grand Rapids, MI 49525
_________________
Telephone: (616) 776-2600
Facsimile: (616) 776-2776

July 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Meritage Hospitality Group Inc. Form 10-K for Fiscal Year Ended November 27, 2005 Form 10-Q for Fiscal Quarter Ended February 26, 2006 Commission File No. 001-12319

Dear Ladies and Gentlemen:

We have reviewed the Staff’s comments of June 28, 2006 directed to Meritage Hospitality Group Inc. (the “Company”), and have the following responses:

Form 10-K for the year ended November 27, 2005

Statements of Cash Flows, page F-9

1.	We note from your response to our prior comment 3 that under the Director Compensation Plan, the fair market value of the awards is computed by averaging the closing price of the stock for the five trading days prior to the end of each quarter. Please explain to us, with a view toward expanded disclosure in future filings, when the awards are granted each quarter and how you have complied with paragraph 10 of APB 25 in measuring the compensation expense as of the appropriate measurement date. Include the nature and terms of the stock awards in your response.

Response: Under the Amended 1999 Directors’ Compensation Plan, common shares are issued as compensation for attendance at board and committee meetings, and are granted on the last day of the fiscal quarter. The number of common shares issued is determined by dividing the dollar amount of the compensation due by the average of the closing price per share for the five trading days prior to the end of each quarter. Common stock certificates are issued with a restrictive legend that prevents the recipient from disposing of such shares for six months from the date of issuance.

In the past, we used this average price in reporting the value of the stock compensation. Based on our review of APB 25, we determined that the calculation utilized is not appropriate (i.e., utilizing the average of the closing per share prices for the five trading days prior to the end of each quarter) for reporting the value of the compensation granted. Instead, we determined that we should utilize the closing per share price on the grant date (i.e., the last day of the fiscal quarter) for reporting the value of the compensation granted.

Using the grant date (i.e., the last day of the fiscal quarter) as the measurement date, we recalculated compensation expense under the Amended 1999 Directors’ Compensation Plan for fiscal years ended 2004 and 2005, and for the first two fiscal quarters of 2006, and determined that our cumulative expense was overstated for this period by $464. Because of the immaterial nature of this misstatement, we are not proposing any amendments to previously issued financial statements.

We appreciate this matter being brought to our attention, and going forward we will report the value of the compensation granted in the appropriate method described above. In addition, in future filings we will provide further clarity into when awards are granted and how we have complied with paragraph 10 of APB 25 in reporting the compensation expense as of the appropriate measurement date.

Please feel free to contact our offices with any further questions or comments. Thank you.

Very truly yours,

/s/Gary A. Rose
Gary A. Rose
Vice President & Chief Financial Officer

GAR/bkf

cc:	Gary P. Kreider, Esquire Kelly E. Springer, Plante & Moran Robert E. Schermer, Jr. James R. Saalfeld James P. Bishop

Via Edgar Filing & Facsimile